SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of JUNE, 2003
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

               <Logo Indosat appear here>


     INFORMATION TO SHAREHOLDERS REGARDING PLAN
   TO INCREASE CAPITAL WITHOUT PRE-EMPTIVE RIGHTS
     IN CONNECTION WITH THE GRANTING OF RIGHTS
    TO EMPLOYEES AND MANAGEMENT TO PURCHASE AND
            OWN THE COMPANYS NEW SHARES


         PT INDONESIAN SATELLITE CORPORATION TBK
                      (Company)

                  Line of Business:
    Provision of Telecommunication Network and/or
  Telecommunication Services and Informatics Services

             Domicile In Jakarta, Indonesia
                      Head Office:
             Jl. Medan Merdeka Barat No. 21
                    Jakarta, 10110
                       Indonesia

The Company releases this announcement to the Shareholders in regard to the Annual General Meeting of Shareholders of the Company on June 26, 2003 in relation to the Companys plan to Increase Capital
Without Pre-emptive Rights (Increase Capital Without
Preemptive Rights), by giving rights to the Companys employees and management to purchase and own the Companys new shares which will be issued in accordance with Regulation No.IX.D.4, Attachment to the Decision of the Chairman of BAPEPAM No.Kep-44/PM/1989 date
14 August 1998 on the Increase Capital Without
Pre-emptive Rights (hereinafter Regulation No.IX.D.4) and principal of disclosure as public company.

                   INTRODUCTION

The Company is a public company which conducts business as telecommunication network and/or services, informatics products and services provider and other products and services of high technology of which has its shares listed in Jakarta and Surabaya Stock
Exchange and its American Depository Shares in the New
York Stock Exchange. The Extraordinary General Meeting of Shareholders on 27 December 2002, had given the approval in principles on the Plan to conduct employee stock ownership program (ESOP) with ESOP detailed provisions to be determined in the Annual General
Meeting of Shareholders, considering the amount of stocks issued is at the maximum of 5% from the issued capital. In relation to the above issues, the Company in the next General Meeting of Shareholders to be held on June 26, 2003, would like to obtain the approval from shareholders of its intention to Increase Capital
Without Pre-emptive Rights in accordance with the provisions in the Regulation No.IX.D.4


                   BACKGROUND


ESOP is one of the employees development programs and also serves as incentives from the Company.
The consideration and purpose of the ESOP program are as follows:
1. To maximize Companys success in long term.
2. To increase Companys value and maintain the achieved evelopment.
3. To balance Companys short term and long term performances.
4. To harmonize the interests of shareholders, management and employees.
5. To motivate the employees in order to increase the Companys performance.
6. To increase a better working atmosphere.
7. To give opportunity to employees to purchase and own Companys shares.
8. To attract and maintain competent employees.


INCREASE IN CAPITAL WITHOUT PRE-EMPTIVE RIGHT AND
      GRANTING OF OPTION RIGHTS TO EMPLOYEES


The Increase in Capital Without Pre-emptive Rights will be exercised by issuing new shares (portepel shares) up to a maximum of 5% of the total shares issued for and fully paid up in the Company, or 51,775,000 (fifty one million, seven hundreds and seventy five hundred thousand) shares, with each share having a nominal value of Rp 500,-(five hundred
Rupiah) (ESOP Shares)

The issuance of new shares will be conducted in connection with the granting of option rights to the employees and management to purchase and own the Companys shares (Employees Option Rights) Employees
Option Rights will be granted in (2) two phases within
(2) two years time effective as of the date of General
Meeting of Shareholders to approve the respective
Increase in Capital Without Pre-emptive Rights.

The exercise price for ESOP Phase I shall be the average closing price of the Companys shares within 25 (twenty five) Exchange Days consecutively in the regular market prior to the announcement for General
Meeting of Shareholders in 2003 which will decide the Increase of Capital Without Pre-emptive Rights for
ESOP Phase I above in accordance with listing shares regulation No. I-A on General Provision for Security
Listing on the Stock Exchange dated 30 June 2000.
The exercise price for ESOP phase II will be determined in the Companys Annual General Meeting of Shareholders in 2004 in accordance to the prevailing laws and regulations.

The new shares to be issued in connection with the implementation of Employees Option Rights will have the same rights and obligations as that of the Companys shares. The new shares will be issued and listed in the Stock Exchanges where the Companys shares are also listed with an exception that the new issued shares may not be traded for a period of 6
(six) months as of the date the issuance.

Other requirements and conditions pertaining ESOP and its implementation will be determined by Board of Directors subject to the approval from the Commissioners.


USE OF FUNDS OBTAINED FROM THE IMPLEMENTATION OF
            EMPLOYEES OPTION RIGHTS


The funds received from Increase Capital Without
Pre-emptive Rights will be allocated for the Companys working capital or investment purposes.


  DISTRIBUTION OF THE EMPLOYEES OPTION RIGHTS

The Employees Option Rights will be distributed based on the following phases:


1. Phase I : In year 2003, 30% of ESOP Shares will be distributed to all Companys permanent employees and management including Board of Directors and Commissioners.
2. Phase II : In year 2004, 70% of the ESOP Shares will be distributed to all Companys permanent employees including permanent employees from the merger of PT Satelit Palapa Indonesia and PT Indosat Multi
Media Mobile, provided that the merger has been legally effective.


        STRUCTURE OF CAPITAL AND COMPOSITION
            OF THE COMPANYS SHAREHOLDERS


In the event where Employees Option Rights have been fully exercised to be the Companys shares, accordingly proforma of the Capital Structure will be as follows:


                                  Before
                              Implementation
                             of the Employees
                               Option Rights
-------------------------------------------------------
                       Number               Total
                     of Shares             Nominal
                                          Value(Rp)
-------------------------------------------------------

Authorized
Capital            4,000,000,000     2,000,000,000,000

Subscribed and
fully paid-up
capital

Issued Shares      1,035,500,000       517,750,000,000

Shares from the
implementation
of the Employees
Option Rights

Total Subscribed
and fully paid-
up Capital         1,035,500,000       517,750,000,000

Un-issued Shares   2,964,500,000     1,482,250,000,000



                                 After
                            Implementation
                           of the Employees
                             Option Rights
------------------------------------------------------
                      Number                Total
                    of Shares              Nominal
                                          Value(Rp)
------------------------------------------------------
Authorized
Capital           4,000,000,000     2,000,000,000,000

Subscribed and
fully paid-up
capital

Issued Shares     1,035,500,000       517,750,000,000

Shares from the
implementation
of the Employees
Option Rights        51,775,000        25,887,500,000

Total Subscribed
and fully paid-
up Capital        1,087,275,000       543,637,500,000

Un-issued Shares  2,912,725,000     1,456,362,500,000





If, and assuming that, all of the Employees Options
Rights have been fully exercised as the Companys shares, then the composition of the Companys
Shareholders will be as follows:

-------------------------------------------------------
Shareholders          Number of Shares before      %
                       the implementation of
                           the Employees
                           Options Rights
-------------------------------------------------------
ICL                        434,250,000           41.9
-------------------------------------------------------
Republic of            1 A type Share and        15.0
Indonesia              155,324,999 B type
                             Shares
-------------------------------------------------------
Public                     445,925,000           43.1
-------------------------------------------------------
Employees                            -              -
-------------------------------------------------------
Total                    1,035,500,000          100.0
-------------------------------------------------------




Shareholders          Number of Shares after       %
                      the implementation of
                          the Employees
                          Options Rights
-------------------------------------------------------
ICL                        434,250,000           39.9
-------------------------------------------------------
Republic of           1 A type Share and         14.3
Indonesia             155,324,999 B type
                            Shares
-------------------------------------------------------
Public                     445,925,000           41.0
-------------------------------------------------------
Employees                   51,775,000            4.8
-------------------------------------------------------
Total                    1,087,275,000          100.0
-------------------------------------------------------


           ANALYSIS AND REVIEW OF THE COMPANYS
                  FINANCIAL CONDITION


The Companys revenue for year ended as of 31 December
2002 is Rp 6,766.9 billion or having an increase of 31.7%(thirty-one point seven percent) compared with previous year, which was Rp 5,138.1 billion. The increasing in revenue is mostly derived from the increase in cellular revenue.

Companys Operating Expenses for year ended 31 December
2002 is Rp 4,855.2 billion, or having an increase of 46.7% compared with previous year, which was Rp 3,309.3 billion. The increasing is mostly derived from amortization cost, employees, administration and public, and other telecommunication services.

Companys net income for year ended 31 December 2002
is Rp 336.3 billion, having a decrease of 76,9% compared with previous year where the net profit was Rp 1,452.8 billion. The decreasing is mostly caused by amortization goodwill cost from the purchase of PT Bimagraha Telekomindo in 2001 and 25% of Satelindo shares owned by DeTe Asia in 2002.
Moreover, there are costs from the adjustment of accounts of receivable trade from PT Telkom Tbks and Gain of Foreign Exchange Net having in a decrease from Rp 524.1 billion in year 2001 to Rp 393.8 billion in year 2002.

As of 31 December 2002, Companys asset is Rp 22,002.5 billion, having a decrease of 1,5% compared with Companys asset in 31 December 2001, which is Rp 22,348.7 billion. Current asset is decreasing
41.8% from Rp 8,835.5 billion in the end of 2001 to Rp 5,140.1 billion in the end of 2002. This decrease is due to the decrease of cash and PT Telkom Tbks others debt. Meanwhile, non-current asset is increasing from 24.8% from Rp 13,513.2 billion in the end of 2001 to Rp 16,862.3 billion in the end of 2002.
This increase is due to the increasing of current asset and goodwill, resulted from the purchase of 25%
Satelindos shares from DeTe Asia.

As of 31 December 2002 Companys liabilities including
Minority Interest are Rp 11,399.1 billion, or having a decrease of 0.98% compared with position per 31
December 2001 which is Rp 11,609.0 billion. Current liabilities decrease 42.3% from Rp 5,511.6 billion from the last position in 2001 to Rp 3,182.5 billion in the end of 2002. This decrease is due to the decrease in Companys tax debt after the tax debt is paid as result of cross transaction between the Company - PT Telkom Tbk. Non-current liabilities increase 37.9% from Rp 5,858.5 billion in the end of 2001 to become Rp 8,079.2 billion in the end of 2002.
This increasing is due to Companys loan to banks and the issued of Indosat II Bonds.

As of 31 December 2002 Companys equity is Rp 10,603.4 billion, or down 1.3% compared with the position as of 31 December 2001, which was Rp 10,739.7 billion


          SUMMARY OF MATERIAL FINANCIAL DATA

The table below is the summary of Companys important financial condition as of 31 December 2000, 2001, and 2002

------------------------------------------------------
                 (In Billion Rupiah except percentage)
                          31 December (Audited)
------------------------------------------------------
                        2002        2001        2000
------------------------------------------------------
 STATEMENT OF
 PROFIT & LOSS


Operating Revenue     6,766.9     5,138.1     2,992.2
Operating Expenses    4,855.2     3,309.3     1,516.9
Operating Income      1,911.8     1,828.8     1,475.3
Other Income
(Expenses)             (640.6)      177.4       794.3
Income before
income Tax            1,343.5     2,138.5     2,353.1
Net Income              336.3     1,452.8     1,642.1


BALANCE SHEET


Total Asset          22,002.5    22,348.7     7,314.5
Current Asset         5,140.2     8,835.4     3,706.7
Non-Current Asset    16,862.3    13,513.2     3,607.8
Current
Liabilities           3,182.4     5,511.6       769.8
Non-Current
Liabilities           8,079.2     5,858.5     3,093.4
Total Liabilities    11,261.6    11,370.0     3,863.2
Minority Rights         137.4       239.0        92.4
Stockholders Equity  10,603.4    10,739.7     3,358.9


IMPORTANT RATIO


Return On
Asset (ROA)             1.53%       6.50%      22.45%
Return On
Equity (ROE)            3.17%      13.53%      48.89%
Operating Ratio        71.75%      64.41%      50.70%
Operating Margin       28.25%      35.59%      49.30%
Net Profit Margin       4.97%      28.28%      54.88%
Current Ratio         161.52%     160.31%     481.51%
Long Term Debt to
Equity Ratio (DER)     76.19%      54.55%      92.10%


                  RECOMMENDATION

Based on the explanation above and the confidence that Increase Capital Without Pre-emptive Rights is the best option to achieve the purpose thereon, the Board of Directors, hence, expects the approval from the Shareholders, in the Annual General Meeting of
Shareholders, which will be held in 26 June 2003.


                OTHER INFORMATION

Further information regarding the Companys plan to Increase Capital Without Pre-emptive Rights and
Employees Option Rights may be obtained from the Company on every Business Days and Business Hours, started from 11 June 2003 until 26 June 2003.

For further information, please contact us at:

PT Indonesian Satellite Corporation Tbk.
Divisi Komunikasi Perusahaan
Gedung Indosat Lantai 2
Jl. Medan Merdeka Barat No. 21, Jakarta 10110


Phone : +62 21 3869614
Fax : +62 21 3804045
E-mail : investor@indosat.net.id
http : //www.indosat.com


Jakarta, 12 June 2003
PT Indonesian Satellite Corporation Tbk.
Board of Directors

                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: June 12, 2003 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President